

September 12, 2013

<u>Via E-mail</u>
Mr. Fan Zhang
Chief Financial Officer
Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

      Re: **Keyuan Petrochemicals, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed June 5, 2013
              Response letter dated August 29, 2013
              File No. 1-34834

Dear Mr. Zhang:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>We continue to have significant concentration with regard to our capital resources…, page 25</u>

1.   We note your response to comment 4 of our letter dated July 3, 2013, where you state among other things, that your supplier's short term financing "has significantly impacted [y]our liquidity…" However, it is not readily understandable whether or not you are aware of any terms of letters of credit which may be violated as a result of your supplier's providing you with short term financing. Please confirm our understanding, or otherwise respond to our prior comment 4 in full. As noted in the second part of our comment, in future filings please expand your Liquidity and Capital Resources discussion to include

disclosure related to your supplier's short term financing and the impact it has had on your liquidity.

Compensation of Directors, page 57

2.   We note your response to comment 8 of our letter dated July 3, 2013, related to compliance with Item 402(r)(3) of Regulation S-K. To the extent applicable, please include disclosure similar to your response in your future filings.

Closing Comments

        You may contact Asia Timmons-Pierce at (202) 551-3754, or Era Anagnosti at (202) 551-3369, if you have questions regarding these comments and related matters. Please contact me at (202) 551-3355 with any other questions.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief